September 15, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Fifth Amended Offering Statement on Form 1A (CIK No. 0002016678), as well as all referenced exhibits.

The Fifth Amended Offering Statement is offered in response to the SEC’s letter, dated September 10, 2024. The SEC’s letter commented that it needed a currently dated auditor consent in order to consider qualification. The Fifth Amended Offering Statement provides a currently dated consent from the Tesseract Advisory Group, LLC.

To the extent that the SEC has no further comments, the Issuer requests a qualification date of September 20, 2024, or as soon thereafter as possible.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher